Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Libbey Inc. for the registration of 4,885,310 shares of its common stock and to the incorporation by reference therein of our reports dated March 16, 2009, with respect to the consolidated financial statements and schedule of Libbey Inc., Libbey Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Libbey Inc., included in its Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC.
/s/ Ernst & Young LLP
Toledo, Ohio
November 30, 2009